SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2—Final Amendment)

and

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

H.T.E., Inc.

(Name of Subject Company (issuer))

Lake Acquisition Corp. Inc.

(Offeror)

SunGard Data Systems Inc.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

403926 10 8

(CUSIP Number of Class of Securities)

Lawrence A. Gross, Esquire

SunGard Data Systems Inc.

1285 Drummers Lane

Wayne, Pennsylvania 19087

Tel: (610) 341-8700

Fax: (610) 341-8115

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

copy to:

Francis E. Dehel, Esquire

Edward F. Spaniel, Jr., Esquire

Blank Rome LLP

One Logan Square

Philadelphia, Pennsylvania 19103

Tel: (215) 569-5500

Fax: (215) 569-5555

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$127,675,765	$11,746.17

(*)

Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation assumes the purchase, at an offer price of $7.00 per share, of (i) 15,901,523 outstanding shares of common stock of H.T.E., Inc. (ii) 2,331,921 shares of common stock of H.T.E., Inc. issuable upon exercise of outstanding options and (iii) 5,951 shares of common stock of H.T.E., Inc. issuable under the H.T.E., Inc. 1997 Employee Stock Purchase Plan.

(**)	Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act, is equal to $92 per $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

☐	Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE 13D
CUSIP No. 403926108

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only) SunGard Data Systems Inc. IRS Identification No. 51-0267091

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/BK

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 15,243,180 9. Sole Dispositive Power 0 10. Shared Dispositive Power 15,243,180

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,243,180

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 95.8%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 15,917,071 shares of common stock of H.T.E., Inc. issued and outstanding as of the close of business on March 14, 2003.

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lake Acquisition Corp. Inc. IRS Identification No.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization State of Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 15,243,180 9. Sole Dispositive Power 0 10. Shared Dispositive Power 15,243,180

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,243,180

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 95.8%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)	Based upon 15,917,071 shares of common stock of H.T.E., Inc. issued and outstanding as of the close of business on March 14, 2003.

This statement constitutes: (a) Amendment No. 2 (“Amendment”) to the Tender Offer Statement on Schedule TO (this “Schedule TO”) filed initially with the Securities and Exchange Commission (the “Commission”) on February 14, 2003, as amended by Amendment No.1 to the Schedule TO filed with the Commission on March 10, 2003, by Lake Acquisition Corp. Inc., a Florida corporation (the “Purchaser”) and a wholly owned subsidiary of SunGard Data Systems Inc., a Delaware corporation (“SunGard”), relating to the Purchaser’s offer to purchase all of the outstanding shares of common stock (the “Shares”) of H.T.E., Inc., a Florida corporation (“HTE”), at a purchase price of $7.00 per Share, in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 14, 2003 (the “Offer to Purchase”), and in the related Letter of Transmittal (as they may be amended or supplemented from time to time, such Offer to Purchase and Letter of Transmittal together constitute the “Offer”), copies of which were previously filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO; and (b) Amendment No. 1 to the Schedule 13D (the “13D”) initially filed with the Commission on February 14, 2003 by SunGard and Purchaser. This statement constituting Amendment No. 2 to the Schedule TO and Amendment No. 1 to the 13D is being filed on behalf of the Purchaser and SunGard. The information contained in the Offer to Purchase as amended and supplemented hereby is incorporated by reference in the 13D. Capitalized terms used herein and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

ITEMS 1-9 AND ITEM 11

Items 1-9 and Item 11 of the Schedule TO are hereby amended and supplemented to include the following:

The Offer expired at 12:00 midnight, New York City time, on Friday March 14, 2003, and was not extended. Based on preliminary information provided by Wells Fargo Bank Minnesota, N.A., the Depositary for the Offer, a total of approximately 15,243,180 shares of HTE common stock (including 385,135 shares of HTE common stock subject to guaranteed delivery), representing approximately 95.8% of the issued and outstanding shares of HTE common stock, were tendered and not withdrawn in the Offer. Purchaser has accepted for payment all shares of HTE common stock validly tendered and not withdrawn prior to the expiration of the Offer and will make payment promptly to the Depositary for the accepted shares.

Pursuant to the terms of the Merger Agreement previously filed as Exhibit (d)(1) to the Schedule TO, as soon as practicable following the payment for the shares of HTE common stock tendered in the Offer and upon satisfaction or waiver of the conditions to the Merger, SunGard intends to cause Purchaser to be merged with and into HTE pursuant to a short-form merger without a meeting or vote of the HTE shareholders pursuant to applicable law. Upon consummation of the Merger, all outstanding shares of HTE common stock immediately prior to the effective time of the Merger (other than shares of HTE common stock held by SunGard, the Purchaser, HTE or any wholly-owned subsidiary of SunGard or HTE, which shares of HTE common stock will be cancelled for no consideration) will be cancelled and converted into the right to receive $7.00 per share in cash, without interest, payable to the holder of such share.

The foregoing is hereby incorporated by reference in answer to Items 1-9 and Item 11 of the Schedule TO.

On March 17, 2003, SunGard issued a press release, a copy of which is filed as Exhibit (a)(10) hereto and incorporated herein by reference, which press release announced the results of the Offer.

ITEM 12. EXHIBITS

Exhibit Number	Description
(a)(1)*	Offer to Purchase, dated February 14, 2003.

(a)(2)*	Letter of Transmittal.

(a)(3)*	Notice of Guaranteed Delivery.

(a)(4)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(6)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)*	Joint Press Release issued by SunGard Data Systems Inc. and H.T.E., Inc. on February 5, 2003.

(a)(8)*	Summary Newspaper Advertisement published in The New York Times, National Edition, on February 14, 2003.

(a)(9)*	Press Release issued by SunGard Data Systems Inc. on February 14, 2003.

(a)(10)	Press Release issued by SunGard Data Systems Inc. on March 17, 2003.

(b)(1)*

364-Day Credit Agreement, dated as of January 25, 2002, among SunGard Data Systems Inc., certain banks and other financial institutions, JPMorgan Chase Bank, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent (Incorporated by reference to the Exhibit filed with SunGard Data Systems Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (Commission File No. 1-12989)).

(b)(2)*

Amendment, dated as of September 30, 2002, to the 364-Day Credit Agreement dated as of January 25, 2002 and the Three-Year Credit Agreement dated as of January 25, 2002, in each case among SunGard Data Systems Inc., certain banks and other financial institutions, JPMorgan Chase Bank, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent.

(b)(3)*

Amendment, dated as of January 10, 2003, to the 364-Day Credit Agreement dated as of January 25, 2002 among SunGard Data Systems Inc., certain banks and other financial institutions, JPMorgan Chase Bank, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent.

Exhibit Number	Description
(b)(4)*

Amended and Restated Three-Year Credit Agreement, dated as of January 10, 2003, among SunGard Data Systems Inc., certain banks and other financial institutions, JP Morgan Chase Bank, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent.

(d)(1)*	Agreement and Plan of Merger, dated February 4, 2003, by and among SunGard Data Systems Inc., Lake Acquisition Corp. Inc. and H.T.E., Inc.

(d)(2)*

Tender and Voting Agreement, dated as of February 4, 2003, by and among SunGard Data Systems Inc., Lake Acquisition Corp. Inc., Bernard B. Markey, Joseph M. Loughry, III, L.A. Gornto, Jr., O.F. Ramos, Edward A. Moses, George P. Keeley and D. Van R. Morris.

(d)(3)*	Tender and Voting Agreement, dated as of February 4, 2003, by and among SunGard Data Systems Inc., Lake Acquisition Corp. Inc., and Tyler Technologies, Inc.

(d)(4)*	Tender and Voting Agreement, dated as of February 4, 2003, by and among SunGard Data Systems Inc., Lake Acquisition Corp. Inc., and Constellation Software, Inc.

(d)(5)*	Confidentiality Agreement, dated as of September 5, 2002, between SunGard Data Systems Inc. and H.T.E., Inc.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LAKE ACQUISITION CORP. INC.

By:	/s/ RICHARD C. TARBOX

Name: Richard C. Tarbox Title: Vice President

SUNGARD DATA SYSTEMS INC.

By:	/s/ RICHARD C. TARBOX

Name: Richard C. Tarbox Title: Senior Vice President-Corporate Development

Dated: March 17, 2003

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)*	Offer to Purchase, dated February 14, 2003.

(a)(2)*	Letter of Transmittal.

(a)(3)*	Notice of Guaranteed Delivery.

(a)(4)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(6)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)*	Joint Press Release issued by SunGard Data Systems Inc. and H.T.E., Inc. on February 5, 2003.

(a)(8)*	Summary Newspaper Advertisement published in The New York Times, National Edition, on February 14, 2003.

(a)(9)*	Press Release issued by SunGard Data Systems Inc. on February 14, 2003.

(a)(10)	Press Release issued by SunGard Data Systems Inc. on March 17, 2003.

(b)(1)*

364-Day Credit Agreement, dated as of January 25, 2002, among SunGard Data Systems Inc., certain banks and other financial institutions, JPMorgan Chase Bank, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent (Incorporated by reference to the Exhibit filed with SunGard Data Systems Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (Commission File No. 1-12989)).

(b)(2)*

Amendment, dated as of September 30, 2002, to the 364-Day Credit Agreement dated as of January 25, 2002 and the Three-Year Credit Agreement dated as of January 25, 2002, in each case among SunGard Data Systems Inc., certain banks and other financial institutions, JPMorgan Chase Bank, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent.

(b)(3)*

Amendment, dated as of January 10, 2003, to the 364-Day Credit Agreement dated as of January 25, 2002 among SunGard Data Systems Inc., certain banks and other financial institutions, JPMorgan Chase Bank, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent.

Exhibit Number	Description
(b)(4)*

Amended and Restated Three-Year Credit Agreement, dated as of January 10, 2003, among SunGard Data Systems Inc., certain banks and other financial institutions, JP Morgan Chase Bank, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent.

(d)(1)*	Agreement and Plan of Merger, dated February 4, 2003, by and among SunGard Data Systems Inc., Lake Acquisition Corp. Inc. and H.T.E., Inc.

(d)(2)*

Tender and Voting Agreement, dated as of February 4, 2003, by and among SunGard Data Systems Inc., Lake Acquisition Corp. Inc., Bernard B. Markey, Joseph M. Loughry, III, L.A. Gornto, Jr., O.F. Ramos, Edward A. Moses, George P. Keeley and D. Van R. Morris.

(d)(3)*	Tender and Voting Agreement, dated as of February 4, 2003, by and among SunGard Data Systems Inc., Lake Acquisition Corp. Inc., and Tyler Technologies, Inc.

(d)(4)*	Tender and Voting Agreement, dated as of February 4, 2003, by and among SunGard Data Systems Inc., Lake Acquisition Corp. Inc., and Constellation Software, Inc.

(d)(5)*	Confidentiality Agreement, dated as of September 5, 2002, between SunGard Data Systems Inc. and H.T.E., Inc.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO.